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                               June 17, 2024

       Thomas DeNunzio
       Chief Executive Officer
       Blubuzzard, Inc.
       1800D Mineral Spring Avenue, #164
       North Providence, RI 02904

                                                        Re: Blubuzzard, Inc.
                                                            Schedule 14F-1
Filed June 11, 2024
                                                            File No. 005-91176

       Dear Thomas DeNunzio:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

       Schedule 14F-1 Filed June 11, 2024

       General

   1. We note the biography provided for Mr. Thomas DeNunzio on page 3 of the Schedule
                                                        14F-1. Please revise
this biography to provide the information required by Item 401(e) of
                                                        Regulation S-K,
including Mr. DeNunzio's business experience during the past five years and the specific
experiences, qualifications, attributes or skills that led to the conclusion that Mr. DeNunzio
should serve as a director.
   2. We note the disclosure on page 6 of the Schedule 14F-1 that the Company is aware of certain Form 3s and
a Form 4 that have not been filed by certain Reporting Persons.
                                                        Please revise to
provide the identity of each Reporting Person who failed to file on a timely basis reports
required by Section 16(a) of the Exchange Act during the most recent fiscal year, and the
number of late reports for each Reporting Person. Refer to Item 405(a)
                                                        of Regulation S-K.
   3. The SEC no longer maintains a public reference room where filings can be inspected and
 Thomas DeNunzio
Blubuzzard, Inc.
June 17, 2024
Page 2
         copied by the public. Please revise the disclosure on page 6 of the
Schedule 14F-1
         accordingly.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Daniel Duchovny at
202-551-3619.



FirstName LastNameThomas DeNunzio                             Sincerely,
Comapany NameBlubuzzard, Inc.
                                                              Division of
Corporation Finance
June 17, 2024 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName